FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated April 5, 2005 announcing the acquisition of 3 new vessels by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

NEWS RELEASE for April 5, 2005 at 7:35 AM EST
---------------------------------------------

Contact:    Allen & Caron Inc             Christopher Georgakis, CEO
            Michael Mason (investors)     Excel Maritime Carriers Ltd
            michaelm@allencaron.com       +30 210 45 98 692
            Brian Kennedy (media)         c.georgakis@excelmaritime.com
            brian@allencaron.com
            212 691 8087

                    EXCEL MARITIME ACQUIRES THREE ADDITIONAL
                              PANAMAX BULK CARRIERS

PIRAEUS, GREECE (April 5, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced today that it has entered into agreements to purchase three additional Panamax drybulk carriers for an aggregate sum of approximately US $113 million. The first vessel of approximately 70,000 dwt, to be named Powerful, was built in 1994 in China and is scheduled to be delivered in April 2005. The second vessel of approximately 72,000 dwt, to be named Happy Day, was built in 1997 in Japan and is scheduled to be delivered in April 2005. The third vessel of approximately 70,000 dwt, to be named Forteza, was built in 1993 in Japan and is scheduled to be delivered in early July 2005.

     The recent acquisitions will increase the number of vessels that the Company has agreed to acquire since Christopher Georgakis joined Excel Maritime Carriers as CEO in late October 2004 to 15 vessels. The Company now has a total fleet of 19 vessels with an average age of 14.7 years.

     Georgakis commented, "The acquisition of these three vessels completes the current phase of our expansion plans and increases our fleet to a total of 19 vessels with a carrying capacity of 1.211 million dwt. In accordance with our fleet deployment strategy, we shall now seek to secure term employment for these three vessels."

     The purchases are being financed from the proceeds of the Company's recent equity offering to institutional investors of 5.899 million common shares registered under its universal shelf registration. Following the offering, the Company has 19.63 million shares issued and outstanding.

     The following table represents the existing fleet together with the new acquisitions:

                                     Dwt                      Expected
                                         Year                 Delivery
      Name                      (approx.)  Built     Type       Date
      Existing Fleet
      Fighting Lady              146,313   1983    Capesize
      Almar I                    107,140   1979    Capesize
--------------------------------------------------------------------------------

      Isminaki                    74,577   1998    Panamax
      Birthday                    71,500   1993    Panamax
--------------------------------------------------------------------------------

      Lady                        41,090   1985    Handymax
      Swift                       37,687   1984    Handymax
      Goldmar                     39,697   1984    Handymax
      Marybelle                   42,552   1987    Handymax
--------------------------------------------------------------------------------

      Lucky Lady                  27,422   1975    Handysize
--------------------------------------------------------------------------------
      Total Existing Fleet (9
      vessels)                   587,978
--------------------------------------------------------------------------------

      New Acquisitions (To be
      Delivered)

      First Endeavour             69,111   1994    Panamax        04.22.05
      Renuar                      70,000   1993    Panamax    Late April 2005
      Elinakos                    74,000   1997    Panamax    Early May 2005
      Angela Star                 73,000   1998    Panamax    Early July 2005
      Powerful                    70,000   1994    Panamax    Mid April 2005
      Happy Day                   72,000   1997    Panamax    Mid April 2005
      Forteza                     70,000   1993    Panamax    Early July 2005
--------------------------------------------------------------------------------

      Emerald                     45,572   1998    Handymax       04.25.05
      Princess I                  38,385   1994    Handymax   Late May 2005
      Attractive                  41,524   1985    Handymax   Early May 2005
--------------------------------------------------------------------------------
      Total New Acquisitions
      (10 vessels)               623,592
                                 =======

      Grand Total (19 vessels)  1,211,570
                                =========

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of drybulk carriers and a provider of worldwide seaborne transportation services for drybulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, cement, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated: April 5, 2005                     By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                             Christopher J. Georgakis
                                             President and
                                             Chief Executive Officer

02545.0001 #561581